SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-23282

A.                                       Full title of the plan and the address of the plan, if different from that of the issuer named below:

NMS Communications Corporation 401(k) Plan

B.                                       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NMS Communications Corporation

100 Crossing Boulevard

Framingham, Massachusetts 01702

NMS Communications Corporation

401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

NMS Communications Corporation 401(k) Plan

Index of Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Assets Available for Benefits as of December 31, 2003 and 2002

Statement of Changes in Assets Available for Benefits, for the Year Ended December 31, 2003

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV, Line 4i—Form 5500—Assets Held for Investment Purposes as of December 31, 2003

Exhibits:

Exhibit 1—Consent of Independent Registered Public Accounting Firm

Note:

Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the NMS Communications Corporation 401(k) Plan

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the NMS Communications Corporation 401(k) Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 28, 2004

NMS Communications Corporation 401(k) Plan

Statements of Assets Available for Benefits as of

December 31, 2003 and 2002

	2003	2002

Assets
Investments, at fair value (Note 3)	$22,896,975	$15,116,369

Receivables:
Participant contributions	72,986	100,547
Employer contributions	20,501	16,346

Total receivables	93,487	116,893

Assets available for benefits	$22,990,462	$15,233,262

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Statements of Changes in Assets Available for Benefits

For the Year Ended December 31, 2003

Additions:
Additions to assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,151,807
Interest and dividends	11,017

6,162,824

Contributions:
Employer contributions	776,136
Participant contributions	2,417,956

3,194,092

Total additions	9,356,916

Deductions:
Deductions from assets attributed to:
Administrative expenses	53,459
Benefit payments	1,546,257

Total deductions	1,599,716

Net increase	7,757,200

Assets available for benefits:

Beginning of year	15,233,262

End of year	$22,990,462

The accompanying notes are an integral part of these financial statements.

NMS Communications Corporation 401(k) Plan

Notes to Financial Statements

1.              Description of Plan

The following description of the NMS Communications Corporation 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time and part-time employees of NMS Communications Corporation (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Massachusetts Mutual Financial Group (“Mass Mutual”) serves as custodian and administrator of the Plan’s assets. In addition, Investors Bank & Trust serves as a custodian for the NMS Common Stock.

Contributions

Each year, participants may contribute up to 50 percent of pretax annual compensation including cash bonuses, subject to certain limitations. The Company will match 50 percent of the participant’s contribution up to 6 percent of the participant’s compensation. Company matching contributions are accrued and paid on a bi-weekly basis. The Company may also elect to make additional discretionary contributions; however, it did not do so during 2003 or 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s contribution, plan earnings and charged with an allocation of administrative expenses to the extent these expenses are not borne by the Company. Allocations are based on salary deferral elections, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution and discretionary contribution is based on years of continuous service. A participant is 100 percent vested after three years of continuous service. A participant automatically becomes fully vested upon attainment of normal retirement age, upon disability or death, or upon termination of the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions, in increments of one percent, among the investment options made available under the Plan. Employer matching contributions are allocated according to these same employee contribution selections.

Participant Loans

Participant loans are permitted under the Plan. A participant may apply for a loan of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. New loan interest rates are set at the current prime rate plus 1 percent. At December 31, 2003 and 2002, interest rates on outstanding loans ranged from 5.00% to 10.50% and 5.25% to 10.50% respectively.

Payment of Benefits

Upon termination of service due to death, disability, retirement, separation from service or proven hardship, a participant may elect to receive the value of the vested interest in his or her account in the form of an installment or a lump-sum distribution.

Forfeitures

The Company will use all forfeited amounts to reduce Plan expenses.

2.              Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

Investments in pooled separate accounts and mutual funds are valued at their unit value and net asset value, respectively, which represents the value at which units/shares may be purchased or redeemed. Loans to participants are valued at cost plus accrued interest which approximates fair value.

Plan investments are stated at fair value. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded as earned, on the accrual basis.

The Plan presents, in the statement of changes in assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses during the year and the unrealized appreciation (depreciation) during the year on those investments.

Contributions

Employee contributions are recorded in the period in which the employee payroll deductions are made. Matching contributions from the Company are accrued and paid biweekly and are allocated based upon the participants’ contribution selections.

Payment of Benefits

Benefits and withdrawals are recorded when paid.

Expenses

Administrative expenses incurred by the Plan were $53,459 and $44,874 for the years ended December 31, 2003 and 2002, respectively. Expenses, other than loan administration fees, are borne by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.              Investments

The following table presents the fair value of the Plan’s investments:

	December 31,
Description	2003		2002

NMS Communications Corporation Common Stock	$2,911,922	*	$845,448	*
Mass Mutual Blue Chip Growth Fund	1,082,927		721,974	*
Mass Mutual Core Bond Fund	1,828,729	*	1,780,507	*
Mass Mutual Core Value Equity Fund	1,032,534		807,982	*
Mass Mutual Indexed Equity Fund	2,450,453	*	1,770,107	*
Mass Mutual International Equity Fund	3,508,025	*	796,074	*
Mass Mutual Money Market Fund	1,107,160		2,703,438	*
Mass Mutual Small Cap Growth Fund	1,952,996	*	1,208,588	*
Mass Mutual Moderate Journey Fund	1,773,108	*	1,392,133	*
Participant Loans	185,004		194,627
Other common stock	14,175		31,083
Mutual funds	14,035		9,620
Other pooled separate accounts	5,035,907		2,854,788

Total investments at fair value	$22,896,975		$15,116,369

*                                         Investments that represent 5% or more of the Plan’s assets at the end of the year.

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $6,151,807 as follows:

Pooled separate accounts	$4,101,433
Common stock	2,050,374

$6,151,807

4.              Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated May 19, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.              Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. In the event of a plan termination all amounts credited to a participant’s account will be fully vested and would be paid out to the participant as directed by the Company.

6.              Related Party Transactions

Loans to participants qualify as party-in-interest transactions.

The Plan invests in the common stock of NMS Communications Corporation, the employer, and transactions in this common stock are party-in-interest transactions. During the year ended December 31, 2003, the Plan purchased shares of the common stock having values of $196,241 and sold shares of the common stock having values of $185,136. There were not any dividends received from common stock during the year ended December 31, 2003.

For the plan years ended December 31, 2003 and 2002, certain plan investments are units of pooled separate accounts managed by Mass Mutual. Mass Mutual is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Form 5500:

December 31, 2003

Assets available for plan benefits per the financial statements	$22,990,462
Less:
Participant contribution receivable	72,986
Employer contribution receivable	20,501

Assets available for plan benefits per the Form 5500	$22,896,975

8.              Other

During the period from January through early May 2002, the individual participant accounts in the NMS Common Stock Fund, a component of the NMS 401K Plan, incurred losses in the aggregate amount of approximately $800,000 due to transactions by one of its participants. The Plan took certain actions to restore the participants’ accounts that suffered the loss, and the Plan has also implemented actions designed to prevent a recurrence. In January 2003 a complaint was filed against the Company, a Company employee who is an administrator for the Company 401K Plan and Massachusetts Mutual Life Insurance Company, in U.S. District Court for District of Massachusetts (Central Division) by Mr. Shiv K. Gupta, whose transactions NMS believes resulted in such losses. Mr. Gupta (the plaintiff) alleges that the defendants wrongfully withdrew approximately $412,000 from his NMS Common Stock Fund account and breached a fiduciary duty owed to him. The action is in the discovery stage. The Company (and the Plan) intend to vigorously defend the claim. The Company has been informed that there is insurance coverage for all or part of the losses.

NMS Communications Corporation 401(k) Plan

Schedule H, Part IV, Item 4i—Form 5500-

Assets Held for Investment Purpose as of

December 31, 2003

Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par, or Maturity Value	Shares/ Units	Cost	Current Value

Pooled Separate Accounts
Oppenheimer	Oppenheimer Capital Appreciation Fund	4,899	**	$670,736
Mass Mutual*	Mass Mutual Core Bond Fund	13,581	**	1,828,729
Mass Mutual*	Mass Mutual Core Value Equity Fund	11,206	**	1,032,534
Mass Mutual*	Mass Mutual Indexed Equity Fund	24,420	**	2,450,453
Mass Mutual*	Mass Mutual International Equity Fund	30,105	**	3,508,025
Mass Mutual*	Mass Mutual Aggressive Journey Fund	9,454	**	988,051
Mass Mutual*	Mass Mutual Blue Chip Growth Fund	8,594	**	1,082,927
Mass Mutual*	Mass Mutual Conservative Journey Fund	2,198	**	268,015
Mass Mutual*	Mass Mutual Equity Income II Fund	7,103	**	1,116,784
Mass Mutual*	Mass Mutual Growth Equity Fund	5,048	**	411,238
Mass Mutual*	Mass Mutual Mid Cap Growth Fund	7,614	**	653,169
Mass Mutual*	Mass Mutual Money Market Fund	8,560	**	1,107,160
Mass Mutual*	Mass Mutual Small Cap Growth Fund	14,765	**	1,952,996
Mass Mutual*	Mass Mutual Moderate Journey Fund	15,820	**	1,773,108
Mass Mutual*	Mass Mutual Ultra Aggressive Journey Fund	5,978	**	597,582
Mass Mutual*	Mass Mutual Focused Value Fund	1,136	**	207,466
Mass Mutual*	Mass Mutual Small Company Value Fund	746	**	90,407
Mass Mutual*	Mass Mutual Overseas Fund	336	**	32,459
Mutual Funds
State Street Bank	SSGA Money Market Fund	14,035	**	14,035
Common Stock
	NMS Communications Corporation*	962,706	**	2,911,922
	CISCO Systems Inc.	50	**	1,212
	JDS Uniphase Corp.	200	**	728
	Nortel Networks Corp.	2,000	**	8,460
	Wyndam International	5,635	**	3,775
Participant loans*		185,004	**	185,004

				$22,896,975

*                                         Parties-in-interest to the Plan

**                                  Cost omitted for participant-directed investments